[Arrow Financial Corporation Letterhead]

March 28, 2016

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:     Mr. Joshua Dilk
Division of Corporate Finance

Re:    Arrow Financial Corporation
Registration Statement on Form S-3 filed March 11, 2016, as amended on March 28, 2016
File No. 333-210110

Dear Mr. Dilk:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4 p.m. Eastern Time on March 28, 2016, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

Very truly yours,

ARROW FINANCIAL CORPORATION

By:
Thomas J. Murphy
President, Chief Executive Officer and Director

cc:     Thomas B. Kinsock, Thompson Coburn LLP